UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25196

CAMCO FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

814 Wheeling Avenue

Cambridge, Ohio 43725

(740) 435-2020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Effective March 1, 2014, Camco Financial Corporation merged with and into Huntington Bancshares Incorporated, with Huntington Bancshares Incorporated surviving the merger as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated (as successor to Camco Financial Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Huntington Bancshares Incorporated, as successor to Camco Financial Corporation

Date:	March 10, 2014	By:	/s/ David S. Anderson
		Name:	David S. Anderson
		Title:	Executive Vice President, Interim Chief Financial Officer and Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.